Exhibit (12)

PITNEY BOWES INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (1)

(Dollars in thousands)	Three Months Ended March 31,

	2010	2009

Income from continuing operations before income taxes	$160,008	$178,449

Add:
Interest expense (2)	49,596	52,203
Portion of rents representative of the interest factor	10,137	9,833
Amortization of capitalized interest	429	429

Income as adjusted	$220,170	$240,914

Fixed charges:
Interest expense (2)	$49,596	$52,203
Portion of rents representative of the interest factor	10,137	9,833
Noncontrolling interests (preferred stock dividends of subsidiaries), excluding taxes	8,473	7,589

Total fixed charges	$68,206	$69,625

Ratio of earnings to fixed charges	3.23	3.46

(1)

The computation of the ratio of earnings to fixed charges has been computed by dividing income from continuing operations before income taxes as adjusted by fixed charges. Included in fixed charges is one-third of rental expense as the representative portion of interest.

(2)	Interest expense includes both financing interest expense and other interest expense.

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